Statement of Financial Condition

Greenhill & Co., LLC
(A Wholly-owned Subsidiary of Greenhill & Co., Inc.)
December 31, 2023
With Report of Independent Registered
Public Accounting Firm

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SEC FILE NUMBER
8-49000

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Greenhill & Co., LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1271 Avenue of the Americas
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark R. Lasky	212-389-1538	mark.lasky@greenhill.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West, 4401 9th Avenue	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Mark R. Lasky_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Greenhill & Co., LLC_____, as of _12/31_____, 2 _023_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Notary Public

> LILIANA GUZMAN
> NOTARY PUBLIC, STATE OF NEW YORK
> Registration No. 01GU6344238
> Qualified in New York County
> My Commission Expires: __6/27/2024__

Signature: _____

Title: _____
Chief Financial Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Greenhill & Co., LLC

Statement of Financial Condition

December 31, 2023

Contents



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Member and Board of Managers
Greenhill & Co., LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Greenhill & Co., LLC (the "Company") as of December 31, 2023 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + young LLP

We have served as the Company's auditor since 1997.

February 29, 2024

Greenhill & Co., LLC

Statement of Financial Condition

December 31, 2023

Assets

Cash and cash equivalents	$ 19,448,236
Fees receivable	21,638,714
Due from affiliates	8,208,297
Operating lease right-of-use asset	60,476,308
Other assets	2,626,730
Total assets	$ 112,398,285

Liabilities and Member's capital

Compensation payable	$ 3,805,317
Operating lease obligations	61,036,690
Accounts payable and accrued expenses	5,010,059
Due to affiliates	1,179,953
Total liabilities	$ 71,032,019
Member's capital	41,366,266
Total liabilities and Member's capital	$ 112,398,285

See accompanying notes to statement of financial condition.

Greenhill & Co., LLC

Notes to Statement of Financial Condition

December 31, 2023

1. Organization

Greenhill & Co., LLC ("G&Co" or the "Company"), a wholly-owned subsidiary of Greenhill & Co., Inc. ("Parent"), is a registered broker-dealer under the Securities Exchange Act of 1934 and is registered with the Financial Industry Regulation Authority ("FINRA"). The Company, a New York limited liability company, is engaged in the investment banking business providing advisory services to corporations, institutions, and governments in connection with mergers, acquisitions, restructuring and similar corporate finance matters, as well as private capital advisory services. The Company has offices in New York, Chicago, Houston, and San Francisco.

Merger Agreement

On May 22, 2023, the Parent, Mizuho Americas, LLC, a Delaware limited liability company ("Mizuho Americas"), and Blanc Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Mizuho Americas ("Merger Sub") entered into an Agreement and Plan of Merger ("the Merger Agreement") pursuant to which the Merger Sub would merge with and into Parent (the "Merger"), with the Parent continuing as the surviving corporation in the Merger and a wholly owned subsidiary of Mizuho Americas. The Merger was unanimously approved by the Parent's Board of Directors and was also approved by the Parent's shareholders on August 16, 2023. On November 30, 2023 ("Effective Date of the Merger"), pursuant to the terms of the Merger Agreement, the Merger Sub merged with and into Parent, with Parent surviving as a wholly owned subsidiary of Mizuho Americas.

2. Summary of Significant Accounting Policies

Basis of Financial Information

The financial statement is prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP"), which require management to make estimates and assumptions regarding future events that affect the amounts reported in the financial statement and these footnotes, including compensation accruals and other matters. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ materially from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less, when purchased, to be cash equivalents.

The Company maintains its cash and cash equivalents with financial institutions with high credit ratings. Management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institution in which those deposits are held.

Cash equivalents primarily consist of money market funds and other short-term highly liquid investments with original maturities of three months or less and are carried at cost, plus accrued interest, which approximates the fair value due to the short-term nature of these investments.

Deferred Revenue

As a result of the deferral of certain fees, deferred revenue (also known as contract liabilities) was $2.8 million and $2.5 million at January 1, 2023 and December 31, 2023, respectively. Deferred revenue is included in accounts payable and accrued expenses in the statement of financial condition.

Fees Receivables

Receivables are stated net of an allowance for doubtful accounts. The estimate for the allowance for doubtful accounts is derived by utilizing past client transaction history, an assessment of the client's creditworthiness and measured by the expected lifetime credit losses in conjunction with ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"). The allowance for doubtful accounts was less than $0.1 million and $1.0 million at January 1, 2023 and December 31, 2023, respectively.

Credit risk related to fees receivable is dispersed across a large number of clients. The Company controls credit risk through credit approvals and monitoring procedures but does not require collateral to support accounts receivable.

Leases

The leases for the Company's primary office space are maintained by the Parent. Under an expense sharing arrangement, the Company records and/or funds directly its allocated portion of the lease payments. The Company leases office space for its operations around the globe.

Certain leases include options to renew, which can be exercised at the Parent's sole discretion. The Parent determines if a contract contains a lease at contract inception. Operating lease assets represent the Company's right to use the underlying asset and operating lease liabilities represent the Company's obligation to make lease payments by funding the Parent. Operating lease assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Parent generally does not include options to renew as it is not reasonably certain at contract inception that the Parent will exercise the option(s). The Parent uses the implicit rate when readily determinable and its incremental borrowing rate when the implicit rate is not readily determinable. The Parent's incremental borrowing rate is determined using its secured borrowing rate and giving consideration to the currency and term of the associated lease as appropriate.

The lease payments used to determine the Company's operating lease assets under the expense sharing arrangement may include lease incentives, stated rent increases and escalation clauses linked to rates of inflation when determinable and are recognized in operating lease assets in the statement of financial condition. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. The straight-lining of rent expense results in differences in the operating lease right-of-use asset and operating lease obligations on the statement of financial condition.

Restricted Stock Units

During the year, the Parent issued restricted stock to employees of the Company. The fair value of restricted stock units granted to employees is recorded as compensation expense and generally amortized over a three to four year service period following the date of grant. Compensation expense is determined based upon the fair market value of the Parent's common stock on the date of grant. As the Parent expenses the awards, the restricted stock units recognized are recorded in the Parent's equity and then allocated to each subsidiary based upon the fair market value of the awards granted to Company employees.

At the Effective Date of the Merger, November 30, 2023, each outstanding restricted stock unit award of the Parent was converted into an unvested Mizuho Americas deferred cash-based award at $15.00 plus accrued dividends earned but not yet paid while maintaining the same terms and conditions applicable to such award as of immediately prior to the Effective Date of Merger. See "Note 7 - Deferred Compensation".

Deferred Cash Compensation

During the year, the Parent issued deferred cash compensation to employees of the Company. Since the obligation to pay the deferred compensation amount is borne by the Parent, the Company records the amortizable amount of compensation as a charge to compensation expense and a deemed contribution to capital by the Parent (instead of compensation payable).

At the Effective Date of the Merger, November 30, 2023, each outstanding deferred cash award of the Parent was converted into an unvested Mizuho Americas deferred cash-based award with respect to an equivalent amount in cash while maintaining the same terms and conditions applicable to such award as of immediately prior to the Effective Date of Merger. See "Note 7 - Deferred Compensation".

3. Cash and Cash Equivalents

As of December 31, 2023, the carrying value of the Company's cash was $2.5 million and the carrying value of the Company's cash equivalents was $16.9 million for a total cash and cash equivalents balance of $19.4 million.

The carrying value of the Company's cash equivalents approximates fair value. See "Note 4 - Fair Value of Financial Instruments."

4. Fair Value of Financial Instruments

Assets and liabilities are classified in their entirety based on their lowest level of input that is significant to the fair value measurement. As of December 31, 2023, the Company had Level 1 assets measured at fair value.

The following table sets forth the measurement at fair value on a recurring basis of the investments in money market funds and other short-term highly liquid instruments. The investments are categorized as a Level 1 asset, as their valuation is based on quoted prices for identical assets in active markets. See "Note 3 - Cash and Cash Equivalents".

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2023
Assets				
Cash equivalents	$ 16,904,424	$ —	$ —	$ 16,904,424
Total	$ 16,904,424	$ —	$ —	$ 16,904,424

5. Related Party Transactions

At December 31, 2023, the Company had receivables from other affiliates of $8.2 million, which relate to services provided by U.S. offices for international client engagements during the year, and general administrative and operating business expenses paid for by the Company on the respective affiliate's behalf. These receivables are included in due from affiliates in the statement of financial condition.

At December 31, 2023, the Company had payables of $1.2 million to other affiliates generally related to services rendered by foreign offices for U.S. client engagements during the year. These payables are included in due to affiliates in the statement of financial condition.

The Company may leverage their foreign affiliates to perform services for clients on their behalf or the foreign affiliates may leverage the Company to perform services on their behalf throughout the year. Intercompany transactions are generally settled regularly during the year.

6. Income Taxes

The Company's Parent is a corporate taxpayer. The Company is a limited liability company which is wholly-owned by the Parent and, accordingly, is disregarded for income tax purposes. No provision for income taxes is provided in the Company's financial statements. The Company follows the guidance for income taxes in recognizing, measuring, presenting, and disclosing in its financial statements uncertain tax positions taken or expected to be taken on its income tax returns. The Company determined there was no requirement to accrue any liabilities as of December 31, 2023.

7. Deferred Compensation

Restricted Stock Units

Until November 30, 2023, the Company participated in an equity incentive plan of the Parent, to motivate its employees and allow them to participate in the ownership of stock of the Parent. Under the equity incentive plan, restricted stock units, which represent a right to future payment equal to one share of the Parent's common stock, were awarded to employees. Awards granted under the plan were generally amortized ratably over a three-to-four-year period following the date of the grant.

Holders of restricted stock units were entitled to receive dividends declared on the underlying common stock to the extent the restricted stock units ultimately vest. For the year ended December 31, 2023, the Company recorded no dividend equivalent payments and accruals on restricted stock units as a dividend payment and a charge to equity.

Restricted stock units were issued to employees under the equity incentive plan primarily in connection with annual bonus awards and compensation agreements for new hires.

During 2023, the number of units granted to employees of the Company was 1,117,538 with a weighted average fair value of $10.37. The fair value is based on the market price of the Parent's common stock at the grant date of the award.

At the Effective Date of the Merger, each outstanding RSU Award was converted into an unvested Mizuho Americas deferred cash-based award at $15.00 plus accrued dividends earned but not yet paid while maintaining the same terms and conditions applicable to such award as of immediately prior to the Effective Date.

The Parent also awarded performance-based restricted stock units ("PRSU") as part of long-term incentive compensation to a limited number of key employees. The actual performance relative to target performance had been measured quarterly and the probability-weighted likelihood of achievement.

At the Effective Date of the Merger, each outstanding PRSU became fully vested and was converted into the right to receive $15.00 plus accrued dividends earned but not yet paid of consideration via the Merger Agreement based on the target level of performance.

Prior to the Effective Date of the Merger, the Company was allocated a non-cash charge of $12.1 million for expenses incurred in conjunction with restricted stock units and PRSUs awarded by the Parent related to employees of the Company, which has been included as a charge to deemed contribution to Member's capital.

Deferred Cash Compensation

As part of its long-term incentive award program, the Company participates in a deferred cash incentive plan of the Parent. Under this plan, grants of deferred cash retention awards may be awarded to employees. The deferred awards, which generally vest over a three to four year service period, provide the employee with the right to receive future cash compensation payments, which are non-interest bearing. At the Effective Date, each outstanding Company deferred cash award was converted into an unvested Mizuho Americas deferred cash-based award while maintaining the same terms and conditions applicable to such award as of immediately prior to the Effective Date.

8. Member's Capital

The Company makes periodic cash distributions of earnings, subject to net capital requirements and working capital needs, to its Parent; no distributions were made to the Parent during the year. The Company may receive a period contribution from Parent for working capital needs. During 2023, the Company received

$15.2 million from the Parent. The capital contributions are intended as an investment in the Company and is not intended that such amount shall be withdrawn within one year of the contribution.

9. Retirement Plan

The Company participates in a qualified defined contribution plan (the "Retirement Plan") that provides retirement benefits in return for service. The Retirement Plan is sponsored by the Parent and covers all eligible employees of the Company.

For the year ended December 31, 2023, contributions payable of less than $0.1 million were included in compensation payable in the statement of financial condition.

10. Commitments and Contingencies

All of the Company's leases are operating leases and have remaining lease terms ranging from 2 years to 12 years.

As of December 31, 2023, the approximate aggregate minimum future rental payments for the leased space used by the Company and its portion of the lease payments allocated by the Parent or funded directly by the Company were as follows:

2024	$	8,730,707
2025		8,642,241
2026		8,686,501
2027		8,874,585
2028		8,673,380
Thereafter		55,676,380
Total	$	99,283,794
Less: Rental payments made to the Parent		(7,197,229)
Total lease payments for which Company has a right-of-use asset and corresponding liability		92,086,565
Less: Interest		(31,049,875)
Present value of operating lease liabilities for which the Company has a right-of-use asset and corresponding liability	$	61,036,090

Minimum future rental payments in 2023 are reduced by payments of $7.2 million made to the Parent for the use of the space during the Parent's free rent period.

The weighted average remaining lease term and weighted average discount rate of our operating leases are as follows:

	As of December 31, 2023
Weighted Average remaining lease term in years	11.3
Weighted Average Discount Rate	6.9 %

The weighted average discount rate is determined at the commencement of the operating leases.

The Company is involved from time to time in certain legal proceedings arising in the ordinary course of its business. The Company does not believe any such proceedings will have a material adverse effect on its results of operations

11. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital requirements under Rule 15c3-1 (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Rule requires the Company to maintain a minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness, as defined in the Rule. As of December 31, 2023, the Company's net capital was $11.1 million, which exceeded its requirement by $10.3 million. The Company's aggregate indebtedness to net capital ratio was 1 to 1.

Certain distributions and other capital withdrawals are subject to certain notifications and restriction provisions of the Rule.

12. Subsequent Events

Management of the Company has evaluated subsequent events through the date on which the financial statement is issued.